UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 19, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

China Eastern Airlines Corporation Limited
File No. 001-14550 - CF#29689

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China Eastern Airlines Corporation Limited submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on April 24, 2013, as amended on August 19, 2013.

Based on representations by China Eastern Airlines Corporation Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.27	through May 1, 2023
Exhibit 4.28	through May 1, 2023
Exhibit 4.29	through May 1, 2023
Exhibit 4.30	through May 1, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary